The Roxbury Funds - 6/30/2015 Annual N-SAR
Exhibit 77Q(1)(a)

      At the Special meeting of the Board of Trustees of The Roxbury Funds (the "Trust") held on June 29, 2015, the Board authorized pursuant to Article 11, Section 11.1 of the Declaration of Trust to amend Schedule A and authorized the establishment and designation of a new Investor Share Class of the Hood River Small-Cap Growth Fund. Schedule A to Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Exhibit (a)(3) of Post-Effective Amendment No. 19 to the Registration Statement filed with the SEC via EDGAR on July 7, 2015. (Accession No. 0001398344-15-004260).